UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Wanda Sports Group Company Limited

(Name of Subject Company)

Wanda Sports Group Company Limited

(Names of Persons Filing Statement)

Class A Ordinary Shares, no par value*

(Title of Class of Securities)

93368R 101**

(CUSIP Number of Class of Securities)

Hengming Yang

Chief Executive Officer

Wanda Sports Group Company Limited

9/F, Tower B, Wanda Plaza

93 Jianguo Road, Chaoyang District

100022, Beijing, People’s Republic of China

+86-10-8558-8813

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	Not for trading, but only in connection with the prior listing on the Nasdaq Global Select Market of the American Depositary Shares (“ADSs”), with every two ADSs representing three class A ordinary shares, no par value, of the issuer.

**	This CUSIP number applies to the issuer’s ADSs.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed on December 23, 2020 with  the Securities and Exchange Commission (the “SEC”) by Wanda Sports Group Company Limited, a company limited by shares incorporated under the laws of Hong Kong. The Schedule 14D-9 relates to the tender offer (the “Offer”) by Wanda Sports & Media (Hong Kong) Holding Co. Ltd. (“Purchaser”), a limited liability company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of Wanda Culture Holding Co., Ltd., a limited liability company incorporated under the laws of Hong Kong (“Parent”), to acquire all of the outstanding Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) at an offer price of $1.70 per Class A Ordinary Share or $2.55 per ADS in cash (the “Offer Price”), without interest, upon terms, and subject to conditions, set forth in the Offer to Purchase and Letters of Transmittal (each as defined below). Parent is indirectly owned by Dalian Wanda Group Co., Ltd, which is ultimately controlled by Mr. Jianlin Wang, its chairman and president. The Offer is disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on December 23, 2020 (as it may be amended or supplemented from time to time, including by Amendment No. 1 to the Schedule TO filed on January 11, 2021, Amendment No. 2 to the Schedule TO filed on February 1, 2021, Amendment No. 3 to the Schedule TO filed on March 1, 2021, and Amendment No. 4 of the Schedule TO filed on April 9, 2021, the “Schedule TO”), and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2020 (as it may be amended or supplemented from time to time, including by Amendment No. 1 to the Offer to Purchase dated January 11, 2021, the “Offer to Purchase”) and in the related letter of transmittal for Class A Ordinary Shares (the “Share Letter of Transmittal”) and the related letter of transmittal for ADSs (the “ADS Letter of Transmittal,” together with the Share Letter of Transmittal, “Letters of Transmittal”).

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 3 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and heading references herein refer to the Schedule 14D-9.

Item 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(d) Tender Offer and the Transaction.

The following paragraph is added to the end of the section:

“Following the expiration of the subsequent offering period on February 26, 2021, the Purchaser and the Depositary entered on March 31, 2021 into a share sale and purchase agreement for the acquisition by the Purchaser of 903,690 Class A Ordinary Shares held by the Depositary at a purchase price of $1.70 in cash per Class A Ordinary Share. The sale and purchase, which has been completed on April 9, 2021, constitutes a Depositary Sale and has reduced the number of holders of Class A Ordinary Shares to below 300.

As a result of the Depositary Sale and consummation of the Offer, the Company expects to file a Form 15 with the SEC to undertake the SEC Deregistration, meaning that Company will terminate the registration of the Class A Ordinary Shares under Section 12(g)(4) of the Exchange Act, suspend its reporting obligations under Section 15(d) of the Exchange Act and cease to make filings with the SEC and comply with the SEC’s other rules relating to public companies.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 9, 2021

Wanda Sports Group Company Limited

By:	/s/ Hengming Yang
Name: Hengming Yang
Title: Chief Executive Officer

Signature page to Amendment No. 4 to Schedule 14D-9